CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2015

BDO

Tel: 403 266 5608
Fax: 403 233 7833
Toll-Free: 888 444 4840
www.bdo.ca

BDO Canada LLP
903 - 8th Avenue SW, Suite 620
Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of DXI Energy Inc.

We have audited the accompanying consolidated financial statements of DXI Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015, and December 31, 2014 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended December 31, 2015, and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DXI Energy Inc. as at December 31, 2015, and December 31, 2014 and the its financial performance and its cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Emphasis of Matter

Without qualifying our audit opinion, we draw your attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $10.3M and an accumulated deficit of $105.2M. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

BDO Canada LLP

Chartered Professional Accountants
Calgary, Alberta
March 9, 2016

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2015	2014
		$	$
ASSETS
Current
Cash and cash equivalents		38	1,215
Accounts receivable		2,202	605
Prepaids and deposits		31	141
Current Assets		2,271	1,961
Non-current
Deposits		294	297
Exploration and evaluation assets	5	3,222	3,107
Property and equipment	6	21,899	17,909
Total Assets		27,686	23,274

LIABILITIES
Current
Bank credit facility	8	147	1,955
Accounts payable and accrued liabilities		2,985	3,515
Loans from related parties	9	1,000	-
Warrant liability	10	1	755
Derivative liability	9,11	1,226	216
Financial contract liability	13	7,207	-
Current Liabilities		12,566	6,441
Non-current
Loans from related parties	9	4,727	-
Decommissioning liability	12	3,825	3,709
Financial contract liability	13	-	2,739
Total Liabilities		21,118	12,889
SHAREHOLDERS' EQUITY
Share capital	14	97,162	97,132
Contributed surplus		10,438	9,674
Deficit		(105,150)	(98,042)
Accumulated other comprehensive income (loss)		4,118	1,621
Total Shareholders' Equity		6,568	10,385
Total Liabilities and Shareholders' Equity		27,686	23,274

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2015	2014
		$	$
REVENUES
Gross revenues		8,579	9,049
Royalties		(1,483)	(1,488)
Total Revenues, net of royalties	21	7,096	7,561

EXPENSES
Operating and transportation		3,843	4,099
Amortization, depletion and impairment losses	7	4,189	6,515
General and administrative		2,246	3,493
Financing expenses		1,117	1,168
Stock based compensation		771	1,270
Foreign exchange loss		287	286
Loss on settlement of loan facility		-	388
Loss on disposal of E&E assets		-	318
(Gain) loss on disposal of property and equipment		6	(1,909)
Change in fair value of warrant liability	10	(754)	78
Change in fair value of derivative liability	9, 11	(2,245)	-
Loss on debt extinguishment	9	1,399	-
(Gain) loss on financial contract liability	13	3,348	(918)
Total Expenses		14,207	14,788

Loss before other items		(7,111)	(7,227)
Other income		3	24

Loss for the year		(7,108)	(7,203)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		2,497	1,107

Comprehensive loss		(4,611)	(6,096)

Loss per common share - basic and diluted(1)	16	(0.19)	(0.20)

(1) Basic and diluted income (loss) per common share based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 16).

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2015		36,480,427	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options	14	29,898	23				23
Contributed surplus reallocated on exercise of options	14		7	(7)			-
Stock-based compensation				771			771
Loss					(7,108)		(7,108)
Foreign currency translation adjustment						2,497	2,497
Adjustment due to fractional rounding		(372)	-				-
Balance as at December 31, 2015		36,509,953	97,162	10,438	(105,150)	4,118	6,568

Balance as at January 1, 2014		29,783,274	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs		2,600,000	1,920				1,920
Shares issued via acquisition of property, net of issuance costs		1,920,000	1,890				1,890
Issue of shares on exercise of options and warrants		2,177,153	2,232				2,232
Contributed surplus reallocated on exercise of warrants			70				70
Contributed surplus reallocated on exercise of options			746	(746)			-
Stock-based compensation				1,270			1,270
Loss					(7,203)		(7,203)
Foreign currency translation adjustment						1,107	1,107
Balance as at December 31, 2014		36,480,427	97,132	9,674	(98,042)	1,621	10,385

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2015	2014
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(7,108)	(7,203)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		4,189	6,515
Non-cash financing expenses		661	1,010
Stock based compensation		771	1,270
Non-cash foreign exchange on financial contract liability		594	371
Loss on settlement of loan facility		-	388
Loss on disposal of E&E assets		-	318
(Gain) loss on disposal of property and equipment		6	(1,909)
Change in fair value of warrant liability		(754)	78
Change in fair value of derivative liability		(2,245)	-
Loss on debt extinguishment		1,398	-
(Gain) loss on financial contract liability		3,348	(918)
Amortization of deferred leasehold inducement		-	(20)
Cash flows from (used in) operations		860	(100)
Changes in operating working capital	16	204	(481)
Total Cash Flows from (used in) Operating Activities		1,064	(581)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		2	150
E&E expenditures		(106)	(120)
Additions to property and equipment		(5,632)	(3,714)
Proceeds from sale of E&E assets		-	412
Proceeds from sale of property and equipment		-	4,136
Changes in investing working capital	16	(2,289)	1,507
Total Cash Flows from (used in) Investing Activities		(8,025)	2,371

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(1,807)	(945)
Advance (repayment) of loans from related parties		7,500	-
Advance (repayment) of loan facility		-	(3,820)
Advance (repayment) of financial contract liability		-	(772)
Shares issued on exercise of warrants and options		23	2,232
Shares issued for cash, net of share issue costs		-	2,225
Changes in financing working capital	16	68	-
Total Cash Flows from (used in) Financing Activities		5,784	(1,080)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,177)	710
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,215	505

CASH AND CASH EQUIVALENTS, END OF YEAR		38	1,215

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), under the symbol “DXI.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 8, 2016.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.3 million, which includes the loans from related parties of $1.0 million, and an accumulated deficit of $105.2 million. Excluding the non-cash derivative liability of $1.2 million, the adjusted working capital deficiency was $9.1 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million (note 13).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(e)	Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive loss as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive loss related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output of the joint arrangement would be classified as a joint operation and accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2015, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2014 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments (continued)

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, bank credit facility, loans from related parties and financial contract liability. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any financing expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

The Company has derivative financial instruments in the form of warrants issued in US dollars, or with certain adjustment provisions, and contracts entered into to manage its exposure to volatility in commodity prices. Commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

For outstanding warrants at each reporting period, the change in the fair value of the liability between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

Financial instrument measurement

If the market value for a financial instrument is not an active market the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Impairment

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets are carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU.

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Taxes (continued)

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m)	Adoption of new and amended standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these amendments applied for the first time in 2015, they did not have a material impact on the annual consolidated financial statements of the Company.

(n)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2016 or later periods.

The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Future accounting pronouncements (continued)

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 15, “Revenue from Contract with Customers”. In May 2014, the IASB issued the standard to replace IAS 18 “Revenues”, IAS 11 “Construction Contracts”, and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 16, “Leases”. In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2015, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2015, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. See note 9 for the basis of valuation of loans from related parties and warrants issued in the year.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2014	70	18,298	18,368
Additions	4	116	120
Change in decommissioning provision	192	-	192
Disposals	-	(3,758)	(3,758)
Foreign currency translation and other	-	1,192	1,192
Balance at December 31, 2014	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2014	-	(15,087)	(15,087)
Impairment losses	-	(88)	(88)
Disposals	-	3,028	3,028
Foreign currency translation and other	-	(860)	(860)
Balance at December 31, 2014	-	(13,007)	(13,007)
Impairment losses (Note 7)	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2014	266	2,841	3,107
At December 31, 2015	281	2,941	3,222

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2015, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

The E&E asset impairment is $534,000 and $88,000 for the year ended December 31, 2015 and December 31, 2014, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction, less estimated costs to sell. There was no recoverable amount on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2014	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion	(2,447)	(402)	(18)	(2,867)
Impairment losses	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)
Amortization and depletion (Note 7)	(2,434)	(213)	(8)	(2,655)
Impairment losses (Note 7)	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2014	8,841	9,038	30	17,909
At December 31, 2015	6,602	15,278	19	21,899

Canadian Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2015 included estimated future development costs of $Nil (December 31, 2014 - $683,000) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2015, the Company capitalized $180,000 (December 31, 2014 – $138,000) of general and administrative costs related to its Canadian oil and gas interests.

In light of the continued declines in forward commodity prices for oil and natural gas, impairment tests were conducted at December 31, 2015 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell.

In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)

Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 10.7% post tax.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Below are the following forward commodity price estimates used in the December 31, 2015 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2016	2.76	60.79	55.86
2017	3.27	68.48	64.00
2018	3.45	73.17	68.39
2019	3.63	78.91	73.75
2020	3.81	84.30	78.79
2021	3.90	88.12	82.35
2022	4.10	94.41	88.24
2023	4.30	100.71	94.12
2024	4.50	103.24	96.48
2025	4.60	105.30	98.41
Each benchmark price increased on average approximately 2% thereafter

For the year ended December 31, 2015, the Company recorded an impairment of $1,000,000 (December 31, 2014 - $3,560,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

United States Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2015 included estimated future development costs of $86.4 million (December 31, 2014 - $95.0 million) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2015, the Company capitalized $65,000 (December 31, 2014 – $198,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2015 and December 31, 2014, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. The Company determined the recoverable amount of the CGU based on the cash flows from oil and gas reserves and determined there was no impairment at December 31, 2015 and December 31, 2014.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2015	2014
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	534	88

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,655	2,867
Impairment losses (Note 6)	1,000	3,560
	4,189	6,515

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – BANK CREDIT FACILITY

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 were due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at December 31, 2015, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. At January 25, 2016, the credit facility was repaid in full.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2015, DEAL was in compliance with its working capital ratio requirement.

NOTE 9 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months.

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	4,500
Fair value of loan liability	(3,414)
Fair value of derivative liability	(2,253)
Loss on extinguishment	(1,167)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $1,404,000 (year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(a)	Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

As at	December 31,	November 18,
	2015	2015
Exercise price	$0.45	$0.45
Share price	$0.22	$0.44
Expected volatility	95%	91%
Expected life	2.88 years	3 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	0.69%

As at December 31, 2015, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Interest paid	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 9(b)).

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for up to $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 9(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months.

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	2,000
Fair value of loan liability	(1,230)
Fair value of derivative liability	(1,002)
Loss on extinguishment	(232)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $625,000 (year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

As at	December 31,	November 18,
	2015	2015
Exercise price	$0.45	$0.45
Share price	$0.22	$0.44
Expected volatility	95%	91%
Expected life	2.88 years	3 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	0.69%

As at December 31, 2015, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Interest paid	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 9(a)).

(c)	Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan are repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. As at December 31, 2015, $1,000,000 had been advanced to the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2014	4,259,540	324
Granted, investor warrants	1,200,000	355
Warrants expired	(1,540,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31,	December 31,
	2015	2014
Exercise price	US$ 2.00	US$ 1.92
Share price	US$ 0.16	US$ 0.90
Expected volatility	75%	78%
Expected life	1.42 years	1.99 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.82%	0.67%

NOTE 11 – DERIVATIVE LIABILITY

An embedded derivative liability in the amount of $Nil related to 1,318,333 incentive share purchase warrants attached to the original $3.5 million loan facility (repaid in full on June 30, 2014) was realized in full with the expiry of the warrants on July 22, 2015. The derivative liability was carried at fair value through profit and loss and the instrument was re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $216,000 (December 31, 2014 - $Nil).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2014	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred and other	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

NOTE 13 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – FINANCIAL CONTRACT LIABILITY (continued)

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,843,000), net of the present value of the residual reserves ($636,000), or $7,207,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
3,859
Add: Adjustment to financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207

The increase in the financial contract liability was due to (1) the significant decline in the value of residual reserves and (2) the upward movement of foreign exchange rate at the year-end.

NOTE 14 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SHARE CAPITAL (continued)

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2014	29,783,274	90,274
Issue of shares on exercise of warrants and options	2,177,153	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	1,920,000	1,890
Shares issued via private placement, net of issuance costs	2,600,000	1,920
Balance at December 31, 2014	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015	36,509,953	97,162

On October 30, 2015, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

NOTE 15 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2014	2,124,508	0.98
Options granted	3,397,788	1.26
Options exercised (Note 14)	(2,037,154)	1.01
Options forfeited	(510,826)	1.01
Options expired	(34,011)	1.00
Balance at December 31, 2014	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 14)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015	140,738	1.20

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

Details of the stock options as at December 31, 2015 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.80 to $0.90	20,000	0.80	1.25	20,000	0.80	1.25
$1.00 to $1.45	120,738	1.26	1.69	114,082	1.26	1.70
	140,738	1.20	1.62	134,082	1.20	1.64

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2015	2014

Fair value at grant date	$0.25	$0.60

Exercise price	$0.79	$1.25
Share price	$0.79	$1.25
Expected volatility	76.45%	84.51%
Expected option life	1.12 years	2.23 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	1.09%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.40% (2014 – 6.07%) is used when recording stock based compensation.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2014	7,268,852	2.11
Warrants granted	1,200,000	2.03
Warrants exercised	(140,000)	1.20
Warrants expired	(2,362,409)	2.47
Balance at December 31, 2014	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants expired	(3,246,903)	1.84
Balance at December 31, 2015	15,719,540	0.85

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share purchase warrants (continued)

Details of the share purchase warrants as at December 31, 2015 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	4.93	-	-	-
$2.00 US	2,719,540	2.78	1.43	2,719,540	2.78	1.43
	15,719,540	0.85	4.32	2,719,540	2.78	1.43

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

During the year ended December 31, 2015, 1,200,000 US$1.75 warrants and 2,046,903 warrants denominated in C$ expired unexercised.

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2015	2014
	$	$
Changes in working capital:
Accounts receivable	(1,597)	226
Prepaids and deposits	110	(92)
Accounts payable and accrued liabilities	(530)	892
	(2,017)	1,026

Comprised of:
Operating activities	204	(481)
Investing activities	(2,289)	1,507
Financing activities	68	-
	(2,017)	1,026

Other cash flow information:
Cash paid for interest	417	138
Income taxes paid	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – SUPPLEMENTAL INFORMATION (continued)

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2015	2014
Weighted average common shares outstanding
Basic	36,492,207	35,424.818
Diluted	36,492,207	35,424,818

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2015	2014
	$	$
Non-cash financing for acquisition of property and equipment (note 6)		- 3,440

NOTE 17 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015 and 2014 and in addition to the loans from related parties (note 9), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $473,000 (2014 - $1,092,000) and non-cash stock-based compensation of $464,000 (2014 - $823,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2015 is $200,000 (December 31, 2014 - $200,000) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2014 - $15,000) received from the companies controlled by officers of the Company for rental income.

(c)

Interest expenses of $343,000 (2014 - $Nil) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 9).

NOTE 18 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

	2015	2014
	$	$
Loss before income taxes	(7,108)	(7,203)
Corporate tax rate	26.00%	25.50%

Expected tax recovery	(1,848)	(1,837)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	(989)	122
Impact of foreign exchange rate changes	(3,005)	(792)
Change in unrecognized deferred tax assets	4,509	4,224
Stock based compensation and expiry of losses	509	(187)
Non taxable/deductible amounts	824	(1,530)
Deferred income tax recovery	-	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2015	2014
	$	$
Deferred income tax assets
Non-capital losses available	26,547	23,039
Capital losses available	1,072	1,072
Resource tax pools in excess of net book value	3,726	3,062
Share issue costs and others	1,133	797
Unrecognized deferred tax assets	32,478	27,970

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2015	2014
	$	$
Canada:
Exploration and development expenditures	16,657	17,927
Unamortized share issue costs	455	648
Capital losses	8,242	8,242
Non-capital losses	29,148	28,846
	54,502	55,663
United States:
Exploration and development expenditures	18,560	11,697
Undeducted expenses	2,737	1,685
Non-capital losses	57,400	38,949
	78,697	52,331

Total	133,199	107,994

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

The exploration and development expenditures at December 31, 2015 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2026	24	2,793	2,817
2027	3,792	3,722	7,514
2028	4,674	280	4,954
2029	3,373	3,604	6,977
2030	2,070	3,061	5,131
2031	2,408	3,082	5,490
2032	4,372	8,391	12,763
2033	2,167	17,888	20,055
2034	3,966	13,973	17,939
2035	2,303	606	2,909
	29,149	57,400	86,549

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 19 – COMMITMENTS

The following is a summary of the Company’s contractual obligations and commitments as at December 31, 2015:

	Payments Due by Period
	1 Year	2-3 Years	Total
	$
Debt repayments(1)	2,155	5,345	7,500
Operating leases	99	64	163
	2,254	5,409	7,663

(1)	Long-term and current portion of loans from related parties

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2015	2014
	$	$
Salaries, benefits and fees	473	1,092
Non-cash stock-based compensation	464	823
	937	1,915
Capitalized portion of salaries and fees	-	(127)
	937	1,788

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Year ended December 31
Revenues, net of royalties	6,606	5,952	490	1,609	7,096	7,561
Segmented income (loss)	(1,769)	(8,259)	(5,339)	1,056	(7,108)	(7,203)
Amortization, depletion and impairment losses	3,441	6,020	748	495	4,189	6,515
Interest expense	500	659	525	429	1,025	1,088
Capital expenditures	1,167	6,915	4,570	366	5,737	7,281

NOTE 22 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

At December 31, 2015 and December 31, 2014, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 – DETERMINATION OF FAIR VALUES (continued)

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2015 and December 31, 2014:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2015	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	38	38	38	-	-
Accounts receivable	2,202	2,202	2,202	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,985	2,985	2,985	-	-
Bank credit facility	147	147	147	-	-
Loans from related parties (current)	1,000	1,000	-	-	1,000
Loans from related parties (long-term)	6,500	4,727	-	-	4,727

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2014	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	1,215	1,215	1,215	-	-
Accounts receivable	605	605	605	-	-

Financial Liabilities:
Bank credit facility	1,955	1,955	1,955
Accounts payable and accrued liabilities	3,515	3,515	3,515	-	-

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)	Credit Risk

Credit risk arises from credit exposure to receivables due from joint operating partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint operating partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(a)	Credit Risk (continued)

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2015 and 2014, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2015, the Company’s receivables consist of $1,483,000 (2014 - $57,000) from joint operating partners, $710,000 (2014 - $409,000) from oil and natural gas marketers and $9,000 (2014 - $139,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2015, $Nil (2014 - $Nil) of accounts receivable are past due.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

The following are the contractual maturities of financial liabilities as at December 31, 2015:

	Carrying amount	2016
	$	$
Accounts payable and accrued liabilities	2,985	2,985
Bank credit facility	147	147
	3,132	3,132

For the contractual maturities of loans from related parties as at December 31, 2015, see note 19 for details. And, for the contractual maturities of financial contract liability as at December 31, 2015, see note 13 for details.

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2015 and 2014.

The Company was exposed to the following foreign currency risk at December 31:

	2015	2014
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	13	1,128
Accounts receivable	1,439	25
Accounts payable and accrued liabilities	(1,623)	(109)
Balance sheet exposure	(171)	1,044

The following foreign exchange rates applied for the year ended and as at December 31:

	2015	2014
December 31, reporting date rate	1.3840	1.1601
YTD average USD to CAD	1.2786	1.1048

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $17,000 at December 31, 2015 (2014 - $104,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2015, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2015 would have increased or decreased net loss by $78,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2015 and 2014.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2015 would have decreased or increased net loss by $141,000. The Company had no commodity contracts in place at December 31, 2015.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2015, the Company was in compliance with the working capital covenant for its bank credit facility (Note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2015.